UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

The Medicines Company

File No. 333-37404 - CF#25036

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The Medicines Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 19, 2000.

Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.5   through May 12, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel